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Exhibit 99.(a)(13)

BARRACK, RODOS & BACINE STEPHEN R. BASSER (121590) JOHN L. HAEUSSLER (215044) 402 West Broadway, Suite 850 San Diego, CA 92101 Telephone: (619) 230-0800 Facsimile: (619) 230-1874
BARRACK, RODOS & BACINE DANIEL E. BACINE MARK R. ROSEN 3300 Two Commerce Square 2001 Market Street Philadelphia, PA 19103 Telephone: 215/963-0600 Facsimile: 215/963-0838	ENDORSED FILED ALAMEDA COUNTY SEP 12 2005 CLERK OF THE SUPERIOR COURT By Alphonsine Gates, Deputy
FINKELSTEIN & KRINSK LLP HOWARD D. FINKELSTEIN (102964) C. MICHAEL PLAVI II (217153) 501 West Broadway, Suite 1250 San Diego, CA 92101 Telephone: (619) 238-1333 Facsimile: (619) 238-5425
Counsel for Plaintiffs
[Additional counsel appear on signature page]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF ALAMEDA

RONALD A. ABRAMOFF, HAROLD E.	)	Case No.: RG 05232060
ADELSON, BEVERLY McCALLA, JOAN	)
WEISBERG and DAVID JAROSLAWICZ,	)	CLASS ACTION
)
Plaintiffs.	)
	)	COMPLAINT BASED UPON SELF-
	)	DEALING, BREACH OF FIDUCIARY
vs.	)	DUTY AND AIDING AND ABETTING
)
HOWARD PIEN, RAYMUND BREU,	)
VAUGHN BRYSON, LEWIS COLEMAN,	)
PIERRE DOUAZE, RICHARD	)
FREDERICKS, PAUL HERRLING,	)
DENISE O'LEARY, EDWARD	)
PENHOET, PIETER STRIJKERT,	)
NOVARTIS AG, and DOES 1-25,	)
)
Defendants.	)
)

        Plaintiffs Ronald Abramoff, Harold E. Adelson, Beverly McCalla, Joan Weisberg and David Jaroslawicz are informed and believe and thereupon allege as follows:

I.     SUMMARY OF ACTION

        1.     This is a stockholder class action brought by plaintiffs on behalf of the holders of Chiron Corporation ("Chiron" or the "Company") common stock against Chiron Corporation, and certain of its directors arising out of defendants' efforts to sell Chiron to Novartis A.G. ("Novartis"), at a grossly inadequate and unfair price (the "Proposed Acquisition") resulting from defendant's incapacity to proceed with the proposed transaction and objectively value the Company's assets for the benefit of all shareholders.

        2.     Chiron is a global pharmaceutical and biotech company headquartered in Emeryville, California. Among other areas and product, Chiron develops and manufacturers a broad array of drugs to address various infectious diseases, including influenza or "the flu." Chiron has touted itself as the second largest producer of influenza vaccine in the world.

        3.     Novartis owns approximately 42% of Chiron. Under a Governance Agreement (and related agreements) entered into between Ciba-Geigy Ltd. ("Ciba")(1) and Chiron as part of Ciba's acquisition of its interest in Chiron in 1994 following Ciba's threat of launching a hostile takeover if a negotiated acquisition was rebuked, Novartis acquired effective control over Chiron. The Governance Agreement provides for Ciba to appoint three(2) of Chiron's ten directors, and retain control over all major transactions, including giving Ciba veto rights over any acquisition, merger and transaction that could result in 15% of Chiron stock being held by any competitor or entity other than Novartis. In addition, Novartis is specifically guaranteed positions on Chiron's Nominating, Finance, Audit, Compensation and Strategic Planning Committees of the Board.

(1)
In 1996, Ciba merged with Sandoz, another mammoth Swiss-based pharmaceutical company, and formed Novartis as the resulting entity, assuming the collective assets and liabilities. As a result, and unless the context requires otherwise, "Ciba" is hereafter referred to as "Novartis."

(2)
Two of the three Novartis appointed directors on Chiron's Board are officers of Novartis, and the third is a former senior officer of Novartis with strong continuing ties. One of these directors, Raymond Breu was also the Novartis signatory to amendments to the Governance Agreement that increased Novartis' control and domination over Chiron. Mr. Breu is also a member of the Novartis Executive Committee and the individual responsible for all finances of the Novartis Group worldwide.

        4.     On October 18, 2004, a shareholder derivative suit was initiated in California Superior Court, County of Alameda, by plaintiff Ronald Abramoff (consolidated with subsequently filed actions, the "derivative litigation"), represented by the firm of Barrack, Rodos & Bacine and the firm of Finkelstein & Krinsk LLP, both of which are counsel in the instant action. The complaint asserted claims against Chiron, as a nominal defendant, and Chiron's present and former directors and Novartis based on their breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets, violation of California Business and Professions Code § 17200, insider trading and breach of implied covenants of good faith and fair dealing that, inter alia, resulted in the suspension of Chiron's license to manufacture its flu vaccine, Fluvirin at the Company's Liverpool, U.K. facility. The Liverpool facility was acquired by Chiron for approximately $1 billion as part of Chiron's acquisition of PowderJect Pharmaceuticals in July, 2003.(3) The Liverpool facility proved to be rampant with bacterial contamination as its historical experience would portend.

(3)
The defendants in the derivative litigation are (1) Novartis A.G., (2) Chiron directors Howard Pien, Raymund Breu, Vaughn Bryson, Lewis Coleman, Pierre Douaze, J. Richard Fredericks, Paul Herrling, Denise O'Leary, Edward Penhoet, Pieter Strijkert, and (3) former Chiron director Sean Lance and are collectively referred to herein as "the derivative defendants". Chiron corporation is a nominal defendant in the derivative litigation.

        5.     On December 14, 2004, the Superior Court of California, the Honorable Ronald Sabraw presiding, appointed Ronald Abramoff lead plaintiff in the derivative litigation, and the firms of Barrack, Rodos & Bacine and Finkelstein & Krinsk LLP as co-lead counsel in the shareholder derivative action.

        6.     Defendants moved to dismiss the claims based on a forum selection clause contained in the 1994 Governance Agreement arguing that any dispute between Chiron and Novartis arising from or related to the Governance Agreement should be brought in state or federal court in Delaware. In their moving papers, Derivative Defendants stated that they were subject to and would voluntarily submit to jurisdiction in Delaware even though they asserted that none of the derivative defendants resided or conducted business from Delaware. On July 8, 2005, the Superior Court of California, Alameda County, granted derivative defendants' motions to dismiss based on the forum selection clause as to nominal Defendant Chiron and Defendant Novartis, and granted in part and denied in part the director defendants' motions to dismiss based on the same forum selection clause. The Court acknowledged that the claims brought against the defendants may have merit based on the breaches of the duty of loyalty. The Court further indicated that it anticipated that the claims it had dismissed based on the forum selection clause would be re-filed by Plaintiffs in Delaware, and the Court stayed prosecution of the claims against the individual director defendants that it did not dismiss pending resolution of any subsequently filed case in Delaware.

        7.     On July 13, 2005 pursuant to 8 Del. Corporations Code § 220, Plaintiff Abramoff served upon nominal defendant Chiron a demand to inspect certain books and records. Chiron responded on July 19, 2005, stating Chiron was not willing to permit Plaintiff Abramoff's inspection. Plaintiff Abramoff then filed a complaint in Delaware Chancery Court demanding inspection on July 21, 2005, and Chiron filed a motion to dismiss on August 18, 2005. The Delaware Chancery Court requested the parties arrange a briefing schedule and advise the court of a proposed briefing schedule on the demand for inspection of Chiron's books and records complaint by August 31, 2005. As part of its ongoing good faith efforts, on August 25, 2005 Plaintiff Abramoff amended his inspection demand, in response to a request from Chiron. On August 31, 2005, after a meet and confer discussion during which Chiron stated it would produce a substantial number of documents in response to the demand, Chiron wrote to the court indicating that the parties were continuing meet and confer conferences and that there was a possibility that the ongoing discussions would moot the motion to dismiss. Accordingly, Chiron requested a two week continuance in which to file a briefing schedule. On September 1, 2005, less than a day after Chiron informed Plaintiff Abramoff of the willingness to produce a substantial number of documents, and after it informed the Delaware Chancery Court that negotiations may moot its motion to dismiss, Chiron informed Plaintiff Abramoff that it would once again refuse to produce any documents. That same day, September 1, 2005 (one day after the FDA's August 31, 2005 preliminary approval to permit production of flu vaccines at Chiron's Liverpool facility after a lengthy suspension of that authority), Novartis announced that in response to Chiron's initiative it was offering to buy the outstanding shares of Chiron at $40 a share. This price corresponded to a roughly a 10% premium over Chiron's trading price prior to that announcement but well below Chiron's true value.

        8.     On September 6, 2005, Chiron Directors rejected the Novartis' offer. This event was merely a song and dance intended to insulate the directors from liability and create the appearance of independence by Chiron's Directors considering the Novartis proposal. By engaging in a pre-arranged and choreographed sequence, Novartis and the Chiron directors hope to avoid judicial scrutiny and lend respectability to their conduct even though it remains detrimental to the interests of Chiron's shareholders. The Novartis offer is at an artificially low price and its initial rejection will allow Novartis to come back with a higher, but still inadequate offer, thereby allowing the Defendants to proclaim their independence because they caused Novartis to increase its share purchase price. However, the proposed acquisition remains insufficient and incapable of validation as it is the result of a flawed process.

        9.     The 1994 Governance Agreement between Novartis and Chiron effectively allows Novartis to veto any third parties' offers that might compete with the Novartis offer. As a result, Chiron is essentially being held hostage at this time to Novartis and this veto power effectively precludes the issuance of competing offers.

        10.   The merger proposal, coming on the heels of defendants' delay of the derivative litigation, is inadequate for at least two reasons. First, it fails to factor in the value of Chiron assets represented by Novartis' obligations to Chiron. Second, it also fails to provide for payment by Novartis of a control premium that was a central obligation assumed by Novartis as a result of the 1994 agreement. As a result, Novartis grossly undervalues Chiron's shares in the hope that continuing breaches of defendants' fiduciary duties will allow its offer to proceed unchallenged, despite the flawed process referred to above.

II.    JURISDICTION AND VENUE

        11.   This Court has jurisdiction over all causes of action asserted herein pursuant to the California Constitution, Article VI, § 10, because this case is a cause not given by statute to other trial courts.

        12.   This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that does sufficient business in California, or an individual who has sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice. All of the defendants conduct business and/or maintain offices in California, and Chiron's headquarters and its principal place of business is located in Emeryville, California. Certain of the defendants, including Howard Pien, Edward Penhoet, Lewis Coleman, J. Richard Fredericks and Denise O'Leary are citizens of California. Venue is proper in this Court because Chiron and one or more of the defendants either resides in or maintains executive offices in Alameda County, a substantial portion of the transactions and wrongs complained of herein, including the defendants' primary participation in the wrongful acts detailed herein in violation of their fiduciary and other duties owed to Chiron, occurred in Alameda County, and defendants have received substantial compensation in Alameda County by doing business here and engaging in numerous activities which had an effect in this County.

III.  THE PARTIES

  A.
  Plaintiffs

        13.   Plaintiff Ronald A. Abramoff is a citizen of California who is and was at all relevant times a shareholder of Chiron. Additional Plaintiffs are Harold E. Adelson, Beverly McCalla, Joan Weisberg and David Jaroslawicz and bring this action on behalf of themselves and the class.

  B.
  Defendants

        14.   Defendant Howard H. Pien ("Pien") is a citizen of California and has served and is currently a director of Chiron and is the President, Chief Executive Officer and Chairman of the Board of Chiron since April of 2003. Defendant Pien is, and was, was a key figure in the circumstance allowing Novartis to act in a manner inconsistent with the proper discharge of its fiduciary duties and to thereby allow the insufficient and carefully choreographed price proposed by Novartis for Chiron shares to proceed.

        15.   Defendant Raymund Breu ("Breu") has previously served and is currently a director of Chiron. Breu is also a defendant in the derivative shareholder litigation.

        16.   Defendant Vaughn D. Bryson ("Bryson") has served and is currently a director of Chiron. Bryson is also a defendant in the derivative shareholder litigation.

        17.   Defendant Lewis W. Coleman ("Coleman") has served and is currently a director of Chiron. Coleman is also a defendant in the derivative shareholder litigation.

        18.   Defendant Pierre E. Douaze ("Douaze") has served and is currently a director of Chiron. Douaze is also a defendant in the derivative shareholder litigation.

        19.   Defendant J. Richard Fredericks ("Fredericks") has served and is currently a director of Chiron. Defendant Fredericks is a founder of a private association, "Friends of Fulbright," which supports Fulbright exchanges between Switzerland and the United States and receives financial support from Novartis and Roche, which is also partially owned by Novartis and which Novartis has indicated intent to acquire. Fredericks is also a defendant in the derivative shareholder litigation.

        20.   Defendant Paul L. Herrling ("Herrling") has served and is currently a director of Chiron. Herrling is also a defendant in the derivative litigation.

        21.   Defendant Denise O'Leary ("O'Leary") has served and is currently a director of Chiron. O'Leary is also a defendant in the derivative litigation.

        22.   Defendant Edward E. Penhoet ("Penhoet"), a citizen of California, has served and is currently a director of Chiron. Defendant Penhoet is a professor at the University of California at Berkley, and was a Dean there at the time Novartis entered into a 5 year, $25 million research contract with the University of California at Berkley, and at times when Novartis donated additional funds to the University including to the Department of Public Health, the School at which defendant Penhoet served as Dean. Defendant Penhoet is also a director of and owner of close to one million dollars of equity in Renovis, Inc. ("Renovis"), a company which has a research and development collaboration with Genentech and which has close ties to Novartis. Defendant Penhoet also works for Alta Partners which owns substantial amounts of Renovis. Penhoet is also a defendant in the pending derivative shareholder litigation.

        23.   Defendant Pieter J. Strijkert ("Strijkert") has served and is currently a director of Chiron. Defendant Strijkert is also a director of Crucell, which is developing a competing influenza vaccine to Chiron's, along with Aventis Pasteur, Chiron's main U.S. influenza vaccine competitor. Strijkert is also a defendant in the pending derivative shareholder litigation.

        24.   Defendant Novartis, is a Switzerland-based corporation, trading on the New York Stock Exchange under the symbol "NVS," and does business in the United States as Novartis Corporation (USA), whose principal place of business is 608 5th Avenue, New York, New York 10020. At all relevant times, defendant Novartis either directly or indirectly, by virtue of its right(s), entitlement(s) and privilege(s), as successor to Ciba-Geigy Limited, a Swiss Corporation, and its wholly owned New York subsidiary Ciba-Geigy Corporation (collectively referred to hereafter as "Ciba-Geigy"), was a controlling and/or dominant shareholder of Chiron. Because of its position, Novartis directly or indirectly, through its agents and appointments to the Board of Directors, including access to internal corporate documents, reports, communications with other corporate directors, officers and employees, participation in Board meetings and other information provided to, or accessible to Novartis, was aware of non-public information about the business of Chiron, including the acquisition of the Liverpool facility and its numerous problems, which is the subject of the related derivative shareholder litigation. Novartis is also a producer of flu and cold remedies Theraflu and Triaminic, and part owner of Roche, which in turn produces Tamiflu, a product used by those who do not take the flu vaccine. Novartis recently proposed to buy Chiron's publicly traded shares for the grossly inadequate price of $40 a share.

        25.   The true names and capacities of defendants sued herein under California Code of Civil Procedure § 474 as Does 1 through 25, inclusive, are presently not known to plaintiffs, who therefore sue these defendants by such fictitious names. Plaintiffs will seek to amend this complaint and include these Doe defendants' true names and capacities if and when they are ascertained. Each of the fictitiously named defendants have participated or aided and abetted in the conduct alleged herein, by advising, counseling, recommending, permitting or authorizing such conduct and are responsible in some manner for the conduct and injuries suffered by the Company and its shareholders.

IV.    DEFENDANTS' FIDUCIARY DUTIES

        26.   In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to aggressively solicit the highest value reasonably available for the corporation's shareholders. If such transaction will result in a change of corporate control, the shareholders are entitled to receive a control premium. To comply with their duties, directors are prohibited from taking any action that:

  a)
  adversely affects the value provided to the corporation's shareholders;

  b)
  will discourage or inhibit alternative offers, including control of the corporation or its assets;

  c)
  contractually prohibits a director from complying with their fiduciary duties;

  d)
  will otherwise adversely affect their duty to solicit and secure the best value reasonably available under the circumstances to benefit the corporation's shareholders; and/or

  e)
  will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

        27.   In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Chiron, are obligated to refrain from:

  a)
  participating in any transaction by which the directors' or officers' loyalties are divided;

  b)
  participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not available or equally shared by the public shareholders of the corporation; and/or

  c)
  unjustly enriching director(s) at the expense or to the detriment of the public shareholders.

        28.   Plaintiff alleges herein that the Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owned to plaintiff and other public shareholders of Chiron Corporation, including their duties of loyalty, good faith and independence, by standing on both sides of the Proposed Acquisition and thereby engaging in self-dealing including access to personal benefits. As a result of the Defendants self dealing and divided loyalties, plaintiff and the Class will not receive the adequate or fair value for their stock to which they are entitled.

        29.   Because Defendants have violated their duties of loyalty, good faith, self dealing and undivided independence in connection with the Proposed Acquisition, proof of the inherent or entire fairness of the Proposed Acquisition, including its negotiation, structure, price and terms, is an obligation placed upon the Defendants as a matter of law.

V.     CLASS ACTION ALLEGATIONS

        30.   Plaintiff brings this action on his own behalf and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of holders of Chiron Corporation stock who are being and will be harmed by defendants' actions described below (the "Class") by not reasonably proceeding to maximize the value of Chiron assets incident to the sale of Chiron. Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

        31.   This action is properly maintainable as a class action.

        32.   The Class is so numerous that joinder of all members is impracticable. According to Chiron's SEC filings, there were approximately 187,879,648 million shares of Chiron stock outstanding as of August 3, 2005.

        33.   There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

  a)
  whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

  b)
  whether the defendants are engaging or have engaged in self-dealing in connection with the Proposed Acquisition;

  c)
  whether the defendants have breached their fiduciary duty to secure the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

  d)
  whether the defendants have breached other duties owed plaintiff and the members of the Class in connection with the Proposed Acquisition, including the duties of diligence, candor and fair dealing;

  e)
  whether the defendants, in bad faith and for improper motives, have improperly erected barriers to prevent competition for the Company or its assets;

  f)
  whether defendant Novartis has aided and abetted or otherwise conspired in the defendants' breaches of fiduciary duties;

  g)
  whether the Proposed Acquisition results in payment to plaintiff and the Class that is unfair and inadequate; and

  h)
  whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein allowed to proceed.

        34.   Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

        35.   Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        36.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        37.   Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of the controversy.

        38.   Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

VI.   BACKGROUND TO THE PROPOSED ACQUISITION

        39.   Chiron is a global pharmaceutical and biotech company headquartered in Emeryville, California. Among other areas, Chiron develops and manufactures healthcare products for various infectious diseases and markets vaccines, including a vaccine for influenza or "the flu." Chiron's business units include blood testing, vaccines and biopharmaceuticals and produces over 50 diverse healthcare and disease related products. Chiron has touted itself as the second largest producer of influenza vaccine in the world.

        40.   Novartis is a dominant and controlling shareholder of Chiron. Novartis' domination of Chiron extends beyond the influence inherent in its ownership of over 42% of Chiron stock. The control is expressed in a broadly written "Investment Governance Agreement" that Novartis has imposed its interpretation to control Chiron's Board of Directors. The dominance by Novartis of Chiron's Board of Directors has significant and continuing from at least 1994 and has been solidified through interconnecting financial ties and arrangements. Novartis is reserved three directorships and exercises authority over additional directorships by controlling Chiron's Nominating and Compensation Committee.

        41.   Novartis' domination and control over Chiron's Board of Directors and the Company stems from November 20, 1994, when Governance Agreement and ancillary contracts (collectively referred to as the "Governance Agreement") were executed. The Governance Agreement provided and as more fully alleged below, that many actions of Chiron and its Board required explicit approval by Novartis. Actions not explicitly requiring Novartis approval were equally controlled through Novartis' domination of the Nominating Committee and, cumulatively, its presence and influence on Chiron's Compensation and Finance Committees. Unlike the conduct required of an independent Board, Novartis-designated directors were protective of Novartis' perquisites and motivations. The Novartis designees invariably attended Board meetings by telephone and treated their responsibilities in a perfunctory fashion in safeguarding shareholder assets other than Novartis' concerns.

        42.   In 2003-2004 Chiron had come to produce approximately half the flu vaccine ("Fluvirin") administered in the United States by virtue of the PowderJect Pharmaceuticals ("PowderJect") acquisition. Fluvirin is manufactured in a Liverpool, England facility ("Liverpool facility"), which Chiron acquired for approximately $940.3 million by purchasing PowderJect. The transaction was consummated in July 2003 and represented an acquisition inferior to alternatives unacceptable to Novartis and its designated directors' instructions to not allow acquisitions dilutive to Novartis'

holdings. PowderJect's principal assets included the antiquated and dangerously out-of-date manufacturing facility located in Liverpool that had a persistent history of serious quality assurance problems and contamination. In 2003, Fluvirin accounted for approximately $219 million of the Company's revenues and Chiron was under contract to provide significantly more flu vaccine in the United States for the 2004-2005 flu season.

        43.   In an attempt to quickly capitalize on the flu vaccine business in the United States and not violate Novartis limitations on suitable acquisitions that would be dilutive, the defendants in the derivative litigation hastily completed the PowderJect acquisition, and ignored or rationalized the poor condition and systemic problems, product safety and regulatory compliance failures that plagued the Liverpool facility from as far back as 1999 resulting on severe risks to the Company's future and its goodwill and was a byproduct of the dysfunctional condition of the Chiron board. By acquiring control of the Liverpool facility, the derivative defendants had acquired a ticking "time bomb."

        44.   Despite the above facts, the Board touted the PowderJect acquisition as "an excellent strategic fit for Chiron." Defendant Howard H. Pien stated, "This deal will help us achieve our goal of expanding our global vaccines business quickly in the United States, while building on our platform for new products."

        45.   Driven by the limitation imposed by Novartis and the need to nonetheless achieve sufficiently dramatic profitability to gain the dole controlled by Novartis, the derivative defendants refused to address the known risk of contamination or implement controls in the event the Liverpool facility — a "hot bed" of contamination — proved to be the recurring contamination problem it was known to be. Indeed, rather than properly consider remedial action to control or eliminate the inchoate risks management focused on developing a new "cell culture" flu vaccine at a yet to be built facility. The Chiron board was so disengaged that it permitted the folly, driven by a quest for options or bonus to proceed unchecked.

        46.   The derivative defendants' disregarded their duties or risked Chiron's welfare in the pursuit of self-interest. They bet Chiron technical reputation on the purchase of a ticking "time bomb." In June 2003, the systemic problems at the Liverpool facility and the failure to eradicate them was (again) raised by the FDA. Problems documented by the FDA included, inter alia, high levels of bacteria in unfinished vaccines and numerous quality control issues which threatened Chiron's ability to provide Fluvirin to the U.S. markets. Indeed, under Chiron's management, and despite the benefit of prior FDA reports in 1999, 2001 and 2003, bioburden levels at the Liverpool facility in 2004 were significantly higher than experienced in 2002 and 2003.

        47.   Nonetheless, the derivative defendants expanded vaccine production while failing to address contamination risk at the Liverpool facility. Reports by the Medicines and Healthcare Regulatory Agency ("MHRA") — the U.K.'s equivalent of the FDA — in 2004 revealed that Chiron was aware of continuing microbial contamination in April 2004. Sterility failures for Fluvirin vaccine destined for the United Kingdom had occurred on July 8, 2004. By August 2, 2004, a ninth sterility failure had occurred. Approximately 4 million vials failed sterility tests, constituting close to 10% of the supply destined for the United States.

        48.   The derivative defendants motivated by the self interest or inattentiveness particularized above, insisted that the contamination was not a serious problem and attempted to evade the problems recognized by both the United States and British health regulatory bodies, going so far as to increase environmental monitoring for a few days before an inspection and then returning monitoring levels when the inspection concluded. Chiron's publicly, but deceitfully proclaimed that only a "small number of lots" failed to meet sterility specifications and stated it expected to provide more Fluvirin in the 2004-2005 flu season than in the previous season. An October 2004 inspection report of the Liverpool facility caught the derivative defendants' in their evasions: "No investigation, corrective and preventative action has been conducted and no justification/rationale is provided for the lack of investigation. (Incomplete corrective action from previous inspection of 2003)."

        49.   On October 5, 2004, the PowderJect "time bomb" exploded with severe consequences to the Company. Chiron disclosed that "the UK regulatory body, the Medicines and Healthcare Products Regulatory Agency (MHRA), has today temporarily suspended the company's license to manufacture Fluvirin® influenza virus vaccine in its Liverpool facility, preventing the company from releasing any of the product during the 2004-2005 influenza season." The MHRA shut down the facility after determining that Chiron had failed to comply with U.K. Good Manufacturing Practices.

        50.   On October 12, 2004, the U.S. Attorney's office for the Southern District of New York issued a grand jury subpoena, seeking information, documents and materials concerning the MHRA's decision to suspend Chiron's license to manufacture Fluvirin. By October 13, 2004, the United States Securities and Exchange Commission ("SEC"), the Department of Justice and Congress launched separate investigations into Chiron regarding disclosure issues, the Fluvirin vaccine and the MHRA's decision to suspend the Company's license. Following meetings with the FDA, MHRA and Chiron and in-depth investigation, Congressman Tom Davis announced in November 2004 that the "FDA, MHRA and Chiron agreed that Chiron's license suspension resulted from systemic problems within Chiron's Liverpool facility, based on a lack of manufacturing oversight and execution."

        51.   The FDA and MHRA further determined that none of the Fluvirin vaccine previously manufactured could be used and ordered it all to be destroyed. By February 11, 2005, the SEC's investigation became "formal" and intensified.

        52.   The extent of the crisis at the Liverpool facility was further underscored by Congressman Waxman when he stated:

  "...conditions weren't improving, they were deteriorating...as production at the facility increased the problems found in June 2003 mushroomed...Aseptic conditions were identified as a potential source of contamination in 2003. They weren't fixed."

        53.   The derivative defendants, including Chiron's top officers and the company's directors breached their fiduciary duties and abused control, allowed gross mismanagement, abetted the wasting of corporate assets and adopted unfair business practices as detailed in the Consolidated Amended Shareholder Derivative Complaint. Several of the derivative defendants also misappropriated problem material, non-public information regarding the Company's business problem and collectively pocketed over $55 million from insider trades.

        54.   As a result of the derivative defendants' actions outlined above, Chiron suffered massive economic damages and is exposed to grave liabilities, including claims for violations of the federal securities laws and a loss of technical reputation and business credibility. The derivative defendants have prejudiced the Company's future and compromised its value. The derivative defendants intentionally deceived the regulators and public investor about the efficacy of the manufacture of Fluvirin and created a serious public health problem. Novartis now stands in the position to acquire Chiron in its entirety at severely undervalued and bargain price.

        55.   This egregious misconduct resulted from the abdication of care, disinterest and the priority accorded Novartis at shareholders expense through its control of the Board and separately, the unprincipled rush by top management to please Novartis sufficiently to piggy up to the stock option and bonus trough.

        56.   Novartis gambled Chiron's good name and reputation to satisfy its narrow interests. Had Chiron not been handicapped by its involvement with Novartis (in 1994 Chiron had more products in clinical trial than any other biotech) marketable flu vaccines would have been delivered interruption and contamination avoided and the expense of remediation unnecessary.

  A.
  Chiron Acquires PowderJect's Ticking Time Bomb Without Sufficient Board Oversight or Controls Safeguarding Its Assets

        57.   In May 2003, Chiron entered the flu vaccine market by acquiring U.K. based, PowderJect for approximately $878 million later revised to $940.3 million. PowderJect's principal asset was the Liverpool facility and its license to sell the manufactured flu vaccine it produced. The facility had a history of continuous contaminations and safety problems.

        58.   Limited by Novartis' control of the Board and its acquisition parameter benefiting Novartis, Chiron proceeded with a limited stable of potential acquisitions while hoping to exploit Wyeth's withdrawal from the flu vaccine business. Taking a shortcut around the FDA's regulatory approval processes required by organic growth, Chiron began acquisition discussions with PowderJect in and around October 2002.

        59.   Chiron's initial proposal bids were rejected by PowderJect and, by November 26, 2002 it was announced that Chiron had withdrawn as a potential suitor. Chiron's acquisition abilities were restrained by controlling shareholder Novartis to only use cash in the PowderJect (or any other) acquisition rather than Chiron shares because to do so would reduce Novartis' percentage and control. Accordingly, despite a publicly documented history of serious deficiencies at PowderJect's Liverpool vaccine manufacturing facility, including contaminated vaccines, Chiron's Board of Directors desperately returned to the bargaining table.

        60.   On May 19, 2003, Chiron announced its cash tender offer for the outstanding shares of PowderJect common stock. Chiron offered PowderJect approximately $878 million for all of PowderJect's shares. The Board of Directors of both Chiron and PowderJect had unanimously approved the transaction. Commenting on the transaction, defendant Pien stated, "We consider PowderJect to be an excellent strategic fit for Chiron...This deal will help us to achieve our goal of expanding our global vaccines business quickly in the United States while building on our platform for new products." To finance the all-cash acquisition (rather than use Chiron stock and dilute Novartis ownership), Chiron announced on July 24, 2003, it intended to raise $450 million through the offering of 30 year convertible debentures.

        61.   The PowderJect acquisition was lauded by Chiron time and again as a way for Chiron to quickly enter the U.S. vaccine market. Defendant Pien contrasted Chiron's acquisition of PowderJect in less than 2 months with other mergers which he noted, generally took a year in planning alone. Indeed, defendant Pien flaunting the Board's duty of diligence and care, smugly dismissed an adequate due diligence effort and stated, "So we just don't have enough time to get into the nitty-gritties use of the business that we bought."

        62.   Ascertaining and validating whether or not the Liverpool facility adhered to governmental regulations and employed good manufacturing practices—was a matter of critical importance required of the Chiron board prior to consummating the acquisition. This was either not performed or insufficiently performed and constituted an abdication of the responsibilities of Chiron directors. This deficient state of affairs in the governance of Chiron, particularly in light of the circumstances and history of the Liverpool facility and the failure to create and promptly implement a remedial overhaul of that facility was tantamount to inserting a ticking "time bomb" in the portfolios of Chiron's shareholders.

  B.
  Adherence to Government Regulation is Critical

        63.   The derivative defendants were acutely aware that regulation by governmental authorities in the United States and elsewhere was a "drop-dead" factor for successfully manufacturing and marketing Chiron's vaccine at Liverpool. Chiron's Form 10-K for the year ended December 31, 2003, signed by the derivative defendants Pien, Lance, Breu, Bryson, Coleman, Douaze, Fredericks, Herrling, O'Leary, Penhoet and Strijkert on March 3, 2004, states that Chiron's vaccines products—including Fluvirin—are regulated in the United States by federal law and subject to "rigorous U.S. Food and

Drug Administration approval procedures." Chiron's 10-K reveals the derivative defendants were well aware, or charged with being aware, that the FDA required inspection of all facilities used to manufacture, fill, test and distribute biologic products. Licensing procedures in Europe are comparable to those in the United States. Defendants further knew at all times material, both prior to and after the acquisition of PowderJect and its Liverpool facility that studious and conscientious due diligence concerning the history and regulatory compliance of PowderJect at the Liverpool facility, including the certified adoption of good manufacturing practices, was an absolute necessity ignored or inadequately addressed by the Chiron Board and its active participation or involvement was non-existent. With recent FDA approval to resume production of Fluvirin at the Liverpool plant, in addition to completion of a new vaccine facility, Novartis now stands to scoop up Chiron at an undervalued price while obtaining immediate entry into the injective flu vaccine market.

  C.
  Chiron Would Not Have Acquired the Liverpool Facility If the Board's Oversight Had Complied With Legal Requirements

        64.   Chiron acquired PowderJect as the fifth owner of the Liverpool facility in 12 years. Numerous continuing or systemic problems plagued the facility as purchased and historically. The derivative defendants' failure to devote suitable or adequate resources in assessing the Liverpool facility resulted in the debacle that Chiron experienced. Chiron's management and Board failed to respond or react to a multiple of well documented safety and regulatory compliance issues, a number of which were raised by the FDA in June 2003 only one month before the acquisition.

        65.   The derivative defendants had or are charged with knowledge of the sordid history of the Liverpool facility and its manufacturing infirmities. Citing one example, a lawsuit was filed on behalf of a woman who was paralyzed as a result of a 1998 vaccination of flu vaccine manufactured at the Liverpool facility. This lawsuit was known to Chiron and settled by the Company in 2004.

        66.   Similarly, a 1999 FDA Inspection Report took exception to widespread contamination in the manufacturing process. American regulators had reported in 1999 that contamination was pervasive and persistent. The FDA also found persistent departure from "good manufacturing practices." The problems were so severe that the manufacturer license for vaccines at Liverpool "should have been pulled in '99 regardless of vaccine access issues," according to Sarah Sellers, a pharmacist, former FDA advisor and consultant on pharmaceutical policy and regulation, who added, "the problem was not new then, and it is not new today."

        67.   Issues identified in the 1999 FDA inspection included a lack of validation of the manufacturing processes, failure to establish proper limits for bioburden "including bacteria" and issues related to maintaining sterility of the manufacturing process. FDA officials visited the facility for over a week in 1999 and found no less than 17 problem areas, including but not limited to:

  •
  Mixed samples of highly contaminated vaccines with cleaner ones in an effort to improve results;

  •
  Failure for several years to verify to the FDA's satisfaction that its production process met standards;

  •
  Raised limits for allowable contaminates, such as bacteria and toxins;

  •
  Failure to control airflow and other contamination sources;

  •
  Failure to maintain critical documentation regarding problems in the manufacturing process; and

  •
  A lack of alarms alerting employees to bacteria intrusion through the heating and cooling systems.

        68.   The FDA further found that the owner of the facility in 1999—the British firm Medeva—failed to correct long standing problems. Medeva had failed to identify the source of serious, and potentially deadly, contaminated and partially processed vaccines.

        69.   In 1999, an FDA Inspection Report noted that FDA inspectors had found additional problems in 1997. The 1999 FDA inspection quoted from a draft of a Medeva management report stating that testing had begun to show an increase in contamination at the facility since 1998.

        70.   The FDA issued a warning to Medeva in October 1999 citing "significant deviations from the acceptable standards and requirements from the Food, Drug and Cosmetic Act." In March 2000, when the Liverpool facility was in PowderJect control, the FDA had further concerns that included the allowable tolerance of contaminates that the FDA found unacceptable. The Liverpool plant's manufacturing process had not been validated— "certified by the company as effective" —since the early 1990s. This was viewed as a "stunning" state of affairs by the FDA inspection team of 1999.

        71.   A few months after the FDA's 1999 inspection, polio vaccines made at the Liverpool facility were recalled because of concerns of contamination with Mad Cow disease. In 2001, Hepatitis A vaccines at the Liverpool facility were ruined by contamination problems. In 2001, FDA inspections disclosed further compliance issues at the Liverpool facility, including, a 2001 FDA inspection disclosed deficiencies in Fluvirin process validation deficiencies with sterility test failure investigations, inaccuracies in Master Production Records, and failure of the Quality Control Unit to conduct proper monitoring of production operations. In 2002, testing of a Tuberculosis vaccine manufactured at the facility showed poor potency levels requiring destruction of vaccine batches. In short, persistent red lights heightened the need for intense Board oversight, controls over management, a constancy of reports, and a level of engagement by the Board and interface by management minimally required to satisfy the legal standard in discharging duties of care and loyalty.

        72.   Further, one month prior to Chiron's acquisition of PowderJect but during the derivative defendants' presumed due diligence an FDA June 10, 2003 inspection report of the Liverpool facility found that system controls and failure investigations for Fluvirin lots with high levels of bioburden were deficient and that no formal investigations had even been opened to find the root cause of the high levels of bioburden in those lots. The June 2003 FDA inspection report also found that from March 2001 through 2002 at least 30 lots failed bioburden testing, and noted that plastic beakers used for holding forceps were scratched and yellowed. Deficiencies with sanitizer efficacy validation study protocols and batch records review were also highlighted along with the disclosure that from February to July 2002, 14 blend pools failed biorburden testing and contained a Klebseilla isolate, a harmful bacteria.

        73.   Were the above insufficiently indicative of the need for a high level of caution, care and prudence, the FDA report also found that "[c]ontrol and failure investigations into bulk Fluvirin monovalent blends/lots at [redacted] step with high levels of bioburden is deficient..." and "[s]terility failure investigations do not fully include all potential roots of contamination and corrective actions are incomplete." Furthermore, the FDA found that Klebsiella bacteria was isolated and that from February 28, 2002 to July 5, 2002, 14 monovalent blend pools failed bioburden testing. Deficiencies were noted in product contact equipment compatibility, including the finding of no filter compatibility and extractable validation studies on filtered Fluvirin monovalent and/or trivalent bulks. FDA meeting with Facility Management Provided Chiron With Further Notice That Board and Management Control Was Needed To Care For Chiron Assets.

        74.   While the June 2003 FDA inspection report detailed multiple production deficiencies going to the core capabilities of the Liverpool facility and including bacterial contamination the acquisition proceeded in consequence to the facts detailed above including the severe limitations on normal corporate initiatives as imposed by Novartis. Executives involved in the acquisition had years of industry experience and in the ordinary course would have avoided the PowderJect acquisition for stable alternatives. As U.S. Congressman Henry Waxman ("Waxman") of California recognized:

  "The Chiron plant in Liverpool is not an ordinary FDA-regulated facility. It is a facility with a history of contamination problems that makes half the supply of the U.S. flu vaccine."

* * *

  "FDA inspected the flu vaccine supply in June 2003. The report of the inspectors found serious problems in 20 areas of vaccine manufacturing and distributing."

        75.   Nevertheless, the derivative defendants acted in a manner opposite from caution or care and proceeded with the acquisition at breakneck speed. Defendant Pien acknowledged this fact during a July 23, 2003 earnings conference:

  You have to remember that this whole acquisition from announcement 'til closure, is [sic] done in a matter of less than two months, and this is in contrast to some of these major mergers that you hear about that you see where they take a year to do the planning, and then get regulatory clearance and do the consummation. So we just don't have enough time to get into the nitty-gritties use of the business that we bought.

  D.
  Chiron's Rapid Expansion of Production Without Corrective or Prophylactic Actions Further Risked Shareholder Value When Rudimentary Control and Oversight Was Required

        76.   After acquiring PowderJect and the Liverpool facility, Chiron expanded production of Fluvirin, producing 38 million doses for 2003-2004 flu season, approximately 50% more than the previous flu season. Chiron attributed the radical increase in production over a few short months to "planned efficiency measures." In fact, on January 12, 2004, defendant Pien proclaimed that the Company would increase production of Fluvirin to 50 million doses for the 2004-2005 flu season.

        77.   On February 12, 2004, notwithstanding knowledge of serious infirmities at the Liverpool facility that threatened the integrity of the Fluvirin vaccine and while aware that the derivative defendants had initiated no meaningful or adequate corrective measures, defendant Pien assured a committee of the U.S. House of Representatives that Chiron was committed to meeting the United States demand for the flu vaccine.

        78.   As one result of the above, under the director defendants' stewardship the problems at the Liverpool facility worsened. Chiron had acknowledged that the MHRA inspection of its Liverpool facility on September 30, 2004 found bioburden (bacteria levels) for the 2004 manufacturing protocol to be significantly orders of magnitude compared to 2003 and 2002, i.e. the ignored problems got progressively worse. This fact was pointedly recognized by Congressmen Waxman who stated:

  "But conditions weren't improving, they were deteriorating. Over the next 16 months, as production at the facility increased, the problems found in June 2003 mushroomed...Aseptic connections were identified as a potential source of contamination in 2003. They weren't fixed."

        79.   But no level of Board involvement surfaced to address the needs of the Company, safeguard its assets or monitor the day to day activities of management or otherwise. Chiron officials gave assurances to governmental authorities that proved "inaccurate" and unsupported. For example, an October 2004 FDA inspection report concluded that Chiron's report that its May 17, 2004 fumigation "was successful, as confirmed by ongoing environmental monitoring" was "not supported" and that the report was inaccurate. This same October 2004 FDA inspection report also found that Chiron took no further action to correct continued excursions of alert and action levels in formulation rooms from May 2004 through September 2004, even though Chiron continued to experience alert and action level excursions from Gram negative organisms, including but not limited to the deadly Serratia bacteria. As Congressman Waxman similarly observed:

  "[B]oth British and FDA inspectors found systemic problems, including failures to address high bio burdens, problems addressing connection between tanks and sanitary practices that were found on previous inspections."

        80.   Apropos, an October 2004 FDA inspection report indicated that nine filled vial lots of vaccine were contaminated with Serratia bacteria. Of these contaminated lots, the first failure occurred on July 8, 2004, and the ninth failure occurred on August 2, 2004. "There was no documentation to show that root cause, immediate corrective action, or product impact was addressed at the time of such failure." The FDA also found that failure investigations, noted during the 2003 FDA inspection had not been adequately corrected, and the root causes of those failures had not been adequately addressed. The failure of oversight was laid bare by FDA inspectors in stating "no investigation, corrective and preventative action has been conducted and no justification/rationale is provided for the lack of investigation. (Incomplete corrective action from previous inspection 2003)."

        81.   Confronted with little in the way of alternatives as directed from the Board, Chiron reluctantly announced that it delay shipment of Fluvirin, pending additional testing, when a "small number of lots" were identified with specific sterility problems. Chiron stated that the additional testing would delay Fluvirin shipments until early October. These "small number of lots" were actually approximately 4 million doses of the flu vaccine. The sterility failures were not the only deficiencies at the Liverpool facility and four (4) additional batches of finished Fluvirin vials were rejected because of other environmental problems.

        82.   Chiron downplayed the truth about the explosive Liverpool situation and the business risks presented by the situation. The director defendants to concealed the problems in order to mask Chiron's business condition and avoid blame resulting from reckless and improper breach of fiduciary duty. Congressman Waxman summarized the failure of failure of Chiron's reactive process:

  [S]enior FDA officials conceded that a number of findings in 2003 were relevant to the 2004 problems. These included problems not only with the bio burden and the aseptic connections, but also with the basic sanitary practices in the facility. In essence, what they told us is that the problems identified in 2003 didn't get better...instead, as production volumes increased in 2004, the problems at the plant expanded, ultimately leading to the shut down of the facility.

* * *

  [W]hat we have is a plant that has had troubled sanitary conditions in its production, and those troubled sanitary conditions eventually led to the contamination of the vaccine supply. This is what caused the shutdown by the British...They weren't getting better, the problems hadn't been corrected; the production was being increased. And with the increase in production and the facilities not having their sanitary problems corrected, we ended up with a breakdown.

        83.   The October 2004 FDA inspection caused a scathing warning letter to issue to Chiron. The FDA concluded that Chiron failed to undertake sufficient investigation of non-conformance reports of aseptic filling area anomalies and that individual non-conformance reports were not completed or approved for Fluvirin lots failing sterility testing. In FDA's words Chiron had failed to:

  [E]stablish and follow scientifically sound and appropriate specifications, standards, sampling plans, and test procedures designed to assure that drug products conform to appropriate standards of identity, strength, quality and purity...establish and follow written procedures, and to justify any deviation from written procedures, for production and process controls designed to assure that the drug products have the identity, strength, quality, and purity they purport or are represented to possess...establish an adequate system for monitoring environmental, conditions of aseptic processing areas...failed to establish separate or defined areas or other control systems for aseptic processing operations to prevent contamination or mix-ups...failed to establish and follow written procedures to assure the cleaning and maintenance of equipment used in the manufacture, processing, packing, or holding of a drug product...

        84.   Board activity and management oversight remained obscure at a time when direction, leadership and control was most needed, the FDA noted "[t]here is no indication that failures are fully

investigated...There is no indication that...there were periodic preventive maintenance programs or procedures to prevent malfunctions or contamination for the [redacted] tanks..." and the FDA's Enforcement Division similarly concluded "Chiron has not performed adequate investigations into deviations as required by applicable FDA regulations."

  E.
  The Devastating Impact To Chiron Shareholders

        85.   On October 5, 2004 Chiron announced that the MHRA "has today temporarily suspended the company's license to manufacturer Fluvirin influenza virus vaccine in its Liverpool facility, preventing the company from releasing any of the product during the 2004-2005 influenza season." The MHRA shut down the facility after determining that it did not comply with U.K. Good Manufacturing Practices. Following congressional meetings with the FDA, MHRA and Chiron and an investigation of the underlying situation, Congressman Tom Davis announced on November 17, 2004 that "FDA, MHRA and Chiron agreed that Chiron's license suspension resulted from systemic problems within Chiron's Liverpool facility, based on a lack of manufacturing oversight and execution."

        86.   Though a milder flu season diminished the impending public crisis, the economic impact of the debacle on Chiron can not be underestimated. Mark Mlotek, Executive Vice President of Henry Schien, Inc., a Fluvirin distributor stated in that regard, "we face a significant communications and public relations challenge in reversing course and telling those who were turned away this year to come back and get a flu shot—or to bring new patients in to get a flu shot." It was (and is) much worse for Chiron, its technical reputation comprised and its credibility impaired. Completion not otherwise involved in flu vaccine marketing has surfaced to quickly fill the void. Consumers now question the habit of an annual flu vaccination.

        87.   After announcement of the suspension, Chiron announced that it was of "paramount importance" that Chiron's Liverpool facility be working again by March 2005. The Company added that "we are resolute in our commitment to resolve the issues identified in our Liverpool facility and to return to the U.S. market as a reliable supplier of the flu vaccine." But the "paramount importance" and "resolute commitment" still failed to move a lethargic and detached Board, its priority to serving Novartis unaffected, its control of process, procedures, officers, or the implementation of internal controls or constant monitoring a remote consideration. Nero fiddled and Rome burned.

        88.   On December 7, 2004, British health authorities extended Chiron's suspension an additional three months. This happened despite the FDA and the British health authorities giving Chiron, according to Acting FDA Commissioner, Dr. Lester M. Crawford, "all we could in terms of help."

        89.   Nearly a year later, following yet another inspection by the FDA in July 2005, and millions of dollars of remediation, Chiron recently received preliminary approval from the FDA to resume manufacture and supply Fluvirin at the Liverpool facility.

        90.   The failure of Chiron to deliver the more than 48 million doses during the 2004-2005 flu season resulted in at least $245 million in lost revenue. In addition, Fluvirin inventory had to be destroyed resulting in a $91 million charge. Chiron has suffered loss of reputation, goodwill opportunity costs and the expense of battling shareholder derivative lawsuits, federal securities lawsuits and formal investigations have severely damaged Chiron. Chiron was served with a grand jury subpoena issued by the U.S. Attorney for the Southern District of New York seeking documents regarding Chiron's license suspension to manufacture Fluvirin. On February 11, 2005, Chiron received notice that the SEC was proceeding with a formal inquiry into whether federal securities laws had been violated.

        91.   On October 18, 2005, Plaintiff Abramoff initiated a shareholder derivative suit in California Superior Court, County of Alameda, charging Defendants Novartis A.G., and individual defendant directors and former directors, Raymond Breu, Vaughn Bryson, Lewis Coleman, Pierre Douaze, J. Richard Fredericks, Paul Herrling, Denise O'Leary, Edward Penhoet, Pieter Strijkert and Sean Lance, as well as Chiron as a nominal defendant ("the derivative defendants"), with breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, violations of California Business and Professions Code §17200, violations of California's insider trading provisions (against defendants Lance, Strijkert, Penhoet, Coleman and Douaze), and breach of the implied covenant of good faith and fair dealing (against defendant Novartis) because of the Fluvirin catastrophe. The derivative defendants responded by filing motions to dismiss arguing that a forum selection clause contained in the 1994 Governance Agreement between Novartis and Chiron specified Delaware as the forum for any suits arising under or related to the Governance Agreement. On July 8, 2005, the Alameda Superior Court, the Honorable Ronald Sabraw presiding, granted nominal defendant Chiron and Defendant Novartis' motions to dismiss based on the forum selection clause, and granted in part and denied in part the individual director defendants motion to dismiss. Abramoff's claims that were not dismissed were stayed pending resolution of the anticipated shareholder derivative suit to be brought by plaintiffs in Delaware. Plaintiff Abramoff subsequently filed a timely notice of appeal of the Court's July 8, 2005 order.

        92.   On July 13, 2005 pursuant to 8 Del. Corporations Code section 220, Plaintiff Abramoff filed a books and records inspection demand on nominal defendant Chiron. This procedure is strongly encouraged by Delaware courts as a condition to filing a derivative shareholder suit. Chiron responded on July 19, 2005, refusing the inspection demand. Plaintiff Abramoff then filed a complaint on July 21, 2005, in Delaware Chancery Court demanding inspection, and Chiron filed a motion to dismiss on August 18, 2005. The Delaware Chancery Court requested the parties arrange a briefing schedule. To conserve resources, and as part of its ongoing good faith efforts, Plaintiff Abramoff amended the inspection demand as requested by Chiron on August 25, 2005. On August 31, 2005, after a meet and confer discussion during which Chiron stated it would produce a significant volume of documents in response to the demand, Chiron wrote to the Court indicating that the parties were meeting and conferring and that the negotiations could render the motion to dismiss filed by Chiron moot. Counsel requested a two week continuance in which to file a briefing schedule. On September 1, 2005, less than a day after Chiron informed the Plaintiff it would produce a "significant volume" of documents, and after it informed the court that ongoing negotiations could moot its motion to dismiss moot, Chiron informed Plaintiff Abramoff that it would not produce any documents in response to the amended demand letter.

VII. HISTORY OF NOVARTIS CONTROL

        93.   Novartis' domination of Chiron extends beyond its ownership of over 42% of Chiron stock, and is solidified in a broadly written "Governance Agreement" which Novartis imposes upon Chiron's management and Board. Under the Governance Agreement which was entered into between Novartis and Chiron after Novartis acquired its interest in Chiron in 1994 and which was backed by the clear threat of a hostile takeover by Novartis if a negotiated acquisition was rebuked, Novartis has virtual untrammeled control over Chiron. Pursuant to the Governance Agreement, Novartis must approve of essentially every major transaction Chiron engages in.

        94.   Pursuant to the Governance Agreement Novartis appoints and controls three of Chiron's ten directors and retains control and mastery over virtually every major transaction Chiron enters into, which includes veto rights over any acquisition, merger and transaction that could result in 15% of Chiron's stock being held by any group other than Novartis. If Novartis proposes a buy out transaction, it must offer to buy all of Chiron's outstanding equity securities at a price based upon a "third party sale value" (i.e. the value that an unaffiliated third party would be expected to pay to purchase all of Chiron's equity securities in an arm's length transaction negotiated by a willing seller and a willing buyer).

        95.   Further, under the Governance Agreement, if Novartis proposes a buy-out transaction, and Chiron's "Independent Directors," do not accept the proposal, Novartis may request binding arbitration to determine the third party sale value ("Arbitration Provision"). The so called "Independent

Directors" may delay the arbitration, for a period of up to one year under certain circumstances. Upon determination of the third party sale value by appraisers in the arbitration, including the allocation of such value among classes of Chiron securities, Novartis may either proceed with the proposed buy-out transaction at the third party sale value determined by arbitration (in which case the Company is required to take all necessary action to facilitate the buyout) or withdraw its proposed buy-out transaction in accordance with the terms set forth in the Governance Agreement.

        96.   Essentially, under the Governance Agreement, Novartis is empowered to prevent or veto any competing, and superior offer to buy Chiron, thus making a third party buyer, not only unlikely, but non-existent.

        97.   Like Chiron, its dominant controlling shareholder Novartis is in the business of making money from the flu, however, Novartis does not market or make a competing flu vaccine. Rather, Novartis makes money from those who do not get a flu vaccine, producing products such as Theraflu and Triaminic marketed to treat cold and flu symptoms. Thus the more people who are afflicted with the flu or flu like symptoms, namely those who do not take flu vaccines such as Chiron's Fluvirin, the greater the demand for products that relieve flu symptoms, such as those made by Novartis.

        98.   At the beginning of October 2004, around the same time as Chiron's October 5, 2004 announcement that it could not provide flu vaccine to the United States, Novartis conveniently launched Triaminic and Theraflu thin strips, used to treat flu and cold symptoms, and which were subsequently named the "Best Product of 2004" by Convenience Industry News magazine.

        99.   Novartis is not only directly involved in making money off of flu suffers while Chiron derives money protecting consumers from the flu, but also does so indirectly.

        100. Another Swiss company, Roche, which is partially owned by Novartis, also produces medication, Tamiflu, designed to treat the influenza virus, and specifically recognized by Roche as an option for those who do not take a flu vaccination. According to Novartis as of December 31, 2004, the value of Novartis' holding in Roche was $7.1 billion, while the value of its holding in Chiron as of December 31, 2004, was $2.6 billion.

        101. Novartis has seen its corporate investment in Roche rise as Roche received massive orders for its flu medication Tamiflu in the wake of the Chiron Fluvirin debacle. Roche shares traded on the New York stock exchange have surged in price from an adjusted close of $51.41 on October 4, 2005, the day before announcement of Chiron's license suspension, to over $71.35 on September 2, 2005, the day after Novartis' proposed acquisition of Chiron was announced.

VIII. NOVARTIS' PROPOSED ACQUISITION

        102. On September 1, 2005, Novartis CEO Daniel Vasella, in response to inquiries from Chiron's Board regarding Novartis purchasing the remaining Chiron shares that it did not already own, wrote to Chiron proposing to buy Chiron's outstanding shares for $40 a share ("acquisition demand letter"). Novartis remains Chiron's largest stockholder, owning 42% of Chiron's shares, with veto power and approval rights over essentially any significant transaction.

        103. The acquisition demand letter stated that Novartis was making the demand because it believed that Novartis would be in a better position to address legal issues. No explanation was given how ownership by a Swiss corporation would assist Chiron deal with Congress, the U.S. Attorney's Office, or the SEC or the shareholder derivative and federal securities suits now pending in California state and federal courts.

        104. Novartis' interest in a merger is a belated response to its recognition that Chiron, once the most exalted of biotech companies, has lost that champion's swagger, and will, at best, take years to recover. Novartis recognizes that the analysis of Chiron's debacle will lead to Novartis' door and that is impairment of Chiron's autonomy, domination of the Board, control of management and failure to satisfy requirements of dutiful care and loyalty, directly and indirectly, will result in liability of extraordinary dimension.

        105. The merger proposal, by Novartis will benefit Novartis, but at the detriment of Chiron's stockholders. The Governance Agreement allows Novartis to prevent Chiron from shopping the company to a third party and any attempt by Chiron to find an alternative buyer would be affectively futile. The persons involved in assessing the Novartis proposal are the same persons responsible for the abdication of the Board's duty and the fervent effort by management to be awarded stock options, bonus and salary by the compensation committee dominated by Novartis' presence on other Board committees. Against this backdrop Novartis is required to make an adequate, fair and proper offer but has not. The Board, or portions thereof considering the proposal and current circumstances, are unable to or unwilling to fulfill their legal duties given past acquiescence, accommodation, deference, disengagement and an inability to distinguish the best interests of Chiron from those of Novartis. The Chiron Board or posting thereof, are complicit, complacent and constrained.

        106. In the months before the October 5, 2004 announcement of the suspension of Chiron's license to manufacture Fluvirin, Chiron shares were traded as high as $48 a share. The October 5, 2004, suspension, caused by massive director or indirect improprieties by Novartis as described above, will benefit from its misconduct by purchasing Chiron at a discount to Chiron's value absent the misconduct. There is a dire need for prophylactic measures protecting Chiron's shareholders and ensure that after Novartis provides a price that comports with its obligation as a controlling shareholder, values the company with allowance for the value diminished by historic improprieties, and adds a control premium element as required by the Governance Agreement by the definition therein of "third party sale value" of price.

        107. Novartis has attempted to sanitize the acquisition by conditioning consummation upon approval of a majority of Chiron's purportedly independent directors. However, there simply are not independent directors given Novartis domination and control and the Board's complicity as particularized above and as alleged in the above-referenced derivative case.

        108. On September 6, 2005, Chiron rejected the Novartis' offer to present the appearance that they are acting independently and that they are suitable to proceed and act on all shareholder's behalf when in fact, the Board in whole or in part, is disabled from acting independently due to numerous conflicts of interest presented by Novartis' presence. Chiron's September 6, 2005 public announcement states:

  Chiron Corporation today issued the following statement from Chiron's independent board directors in response to the offer from Novartis AG on September 1, 2005, to acquire the approximately 58% of Chiron shares that Novartis does not already own for $40 per Chiron share in cash:

  "Over the 10 years since Novartis has been Chiron's largest stockholder, Chiron has regularly discussed with Novartis a number of strategic initiatives, including mergers, significant acquisitions and other transactions, including transactions initiated by Novartis. As a result, Chiron has had an on-going dialogue with Novartis regarding its intentions with respect to its investment in Chiron. Chiron's independent directors have not, however, solicited an offer to buy Chiron.

  "We are pleased by the fact that Novartis continues to recognize Chiron's promising prospects, as do Chiron's independent directors."

  "After thorough analysis and consideration of Novartis' offer to acquire the shares of Chiron it does not already own for $40.00 per share in cash, the independent directors of Chiron have determined that this offer is inadequate."

        109. Chiron's rejection and pre-arranged sequence of events does not negate the damage done or confer absolution on individual members of the Board. Market experts predict another Novartis offer is just a matter of time and Board acquiescence just a matter of appearance. Chiron has not and will proceed as an advocate truly independent from past association and involvement with a sordid history.

        110. In elaboration of the above, there are ten directors on Chiron's board. Three are Novartis directors dependent on Novartis for nomination and/or compensation, including bonus payments and stock options. The remaining "independent" Chiron directors are embedded with Novartis and are responsible for earlier breaches of duty that would render their approval of a Novartis price for Chiron shares not an arm's-length transaction and not the product of independent bargaining for maximum shareholder value.

        111. Chiron's directors, including the so-called independent directors, are defendants in the derivative litigation referenced above that alleges collusion with Novartis in a relationship resulting in the Fluvirin debacle—resulting from an imbedded sub-service to Novartis.(4)

(4)
These ties impair the Board from impartially considering the Novartis proposal and the best interests of the Chiron shareholders, especially since it was the Chiron Board who came to Novartis asking whether they would be interested in buying Chiron. "To be direct, corporate directors are generally the sort of people deeply enmeshed in [    ] social institutions. Such institutions have norms, expectations that, explicitly and implicitly, influence and channel the behavior of those who participate in their operation. Some things are 'just not done', or only at a cost, which might not be so severe as a loss of position, but may involve a loss of standing in the institution." In re Oracle Corp. Derivative Litig., 824 A.2d 917 (Del. 2003). "Beholden…can also flow out of the personal or other relationships to interested parties." Id. at 939.

A.
Novartis' Ability to Control the Proposed Acquisition and Veto Powers Over Any Chiron Buyout

        112. In addition, Novartis controls any proposed buyout of Chiron via strategic agreements with Chiron, set forth above, under the Governance Agreement, Novartis reserved the right, but not the obligation to propose and consummate a purchase of Chiron's shares not owned by Novartis. According to the Governance Agreement, Novartis' Proposed Acquisition for Chiron's outstanding shares must be based upon a "third party sale value" which would include a control premium and valuation of all Chiron assets and business.

        113. The Governance Agreement specifies that a Novartis proposed buy-out transaction requires that the Independent Directors,(5) acting on behalf of Chiron shareholders other than Novartis.

(5)
"Independent Director" means a Director of the Company (i) who is not and has never been an officer or employee of the Company, any Affiliate or associate of the Company or of an entity that derived 5% or more of its revenues or earnings in its most recent fiscal year from transactions involving the Company or any affiliate or Associate of the Company, (ii) who is not and has never been an officer, employee or director of Ciba…any Affiliate or Associate of Ciba or of an entity that derived more than 5% of its revenues or earnings in its most recent fiscal year from transactions involving Ciba or any Affiliate or Associate of Ciba and (iii) who has no affiliation, compensation, consulting or contracting arrangement with the Company, Ciba or their respective Affiliates or any other entity such that a reasonable person would regard such Director as likely to be unduly influenced by management of the Company or Ciba, respectively, but shall not include any Investor Director or Management Director.

        114. Pursuant to the Governance Agreement, section 4.01(d), if the Independent Directors do not accept the Novartis' proposal (as has occurred), Novartis may request binding arbitration to determine price paid for Chiron's outstanding shares. The Independent Directors, under certain circumstances, can delay the arbitration for a period of up to one year. Upon ascertaining the third party sale value through arbitration, Novartis may proceed with the buy-out acquisition or withdraw from its proposed transaction. Such provisions are improper limitations on the Board which preclude the Board from obtaining maximum shareholder value.

        115. In addition, pursuant to the Governance Agreement, Novartis retains a veto over certain Chiron transactions, including, transactions involving significant debt or equity issuances, most merger and acquisitions, cash dividends and amendments to Chiron's bylaws. This provision is improper and should be disregarded.

VIII. SELF-DEALING

        116. The self-dealing, conflicts of interest and conduct harmful, to the interests of the Chiron shareholders results from, at least, the following:

          a)    The realizable value from growth and recovery of the Company's historic performance is far in exceeds of $40 per share. The $40 share price excludes recognition of Novartis' responsibility for the Fluvirin episode and similar impairments and/or constraints imposed by Novartis through the Investment and Governance Agreement notwithstanding its questionable validity on its fact and/or as interpreted by Novartis and accepted by Chiron's Board, including, not by way of limitation, a refusal to enforce the Collaboration Agreement between Novartis and Chiron establishing Chiron as the platform for specified certain technologies and the acquisition of same, key asset substantially disregarded.

          b)    The Chiron Board is fraught with conflicts resulting from Novartis de facto and de jure control. This results from complicity in failing to act with the independence required of Board members and as a result of disregarding shareholder interests apart from Novartis which the two conflict.

          c)     As described above, no "independent" board members exist.

          d)    Novartis, as controlling shareholder of Chiron, seeks to quickly conclude an acquisition without regard to its legal requirement as a controlling shareholder owing fairness and equity to the other Chiron shareholders.

        117. The shareholders have or will be been denied the benefit of a fair process and arm's length negotiation to which they are entitled in the sale, or contemplated sale, of their Company.

        118. Chiron has shared proprietary non-public information concerning the financial condition and business prospects with Novartis but no others. As such, the true value and future appreciation of Chiron assets, have been selectively disclosed to Novartis alone and without solicitation of alternative that could maximize shareholder value.

        119. The Proposed Acquisition is wrongful, unfair and harmful to Chiron's public stockholders, and is an effort by defendants to aggrandize their financial positions at the expense of and to the detriment of plaintiffs and the Class.

        120. As a result of defendants' wrongful conduct, plaintiff and other members of the Class will not receive the fair value for Chiron's assets and business.

        121. In light of the foregoing the Individual Defendants must, as fiduciaries to the shareholders legally require:

    •
    Receiving an objective valuation of Chiron's assets both as to its business and inchoate potential to recover loss, cost, damage and expense and Chiron's current business and future business to which it is entitled;

    •
    Acting independently by placing the interest of Chiron's public stockholders above all else and by retaining independent advisors as a check thereon;

    •
    Ensure that evaluation proceeds absent conflicts of interest between defendants' own interests and their fiduciary obligations;

    •
    Fully and fairly disclose material information relating to the stock price process to the Company's shareholders.

        122. Based on the various agreements, relationships and veto powers provided to Novartis, the Chiron Board's authority to govern its business is supplanted and the Chiron Board cannot act independently. In addition, certain arbitration provisions regarding any proposed acquisition by Novartis allows Novartis to impede Board responsibilities such as sharing information or soliciting a third party buyer.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties
(Against all Defendants)

        123. Plaintiff repeats and re-alleges each allegation set forth herein.

        124. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Chiron and have placed personal interests ahead of the interests of Chiron's shareholders, causing damages for which plaintiff seek compensation.

        125. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, will unfairly deprive plaintiffs and other members of the Class of the true value of their Chiron investment.

        126. Defendants have failed to take steps to maximize the value of Chiron to benefit the public shareholders and have embarked on a process that avoids competitive bidding and provides Novartis with an unfair advantage by effectively excluding other potential acquirers or alternative transactions.

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FIRST CAUSE OF ACTION Claim for Breach of Fiduciary Duties (Against all Defendants)